

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2024

Phillip J. Ahn
Chief Financial Officer
B. Riley Financial, Inc.
11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025

   Re: B. Riley Financial, Inc.
     Form 8-K
     Filed April 8, 2024
     File No. 001-37503

Dear Phillip J. Ahn:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences